Exhibit h.4

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 12th day of August, 2013 between Cortina Asset Management, LLC (the “Adviser”) and Cortina Funds, Inc. (the “Corporation”) on behalf of the Cortina Small Cap Growth Fund and the Cortina Small Cap Value (the “Funds”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Corporation, on behalf of the Funds, and the Adviser and/or assume expenses for the Funds to the extent necessary to ensure that the Funds’ total operating expenses, excluding taxes, leverage, interest, brokerage commissions, dividends or interest expenses on short positions, acquired fund fees and expenses and extraordinary expenses, do not exceed the following annual percentages of the average daily net assets attributable to the Funds’ Institutional Class shares:

Institutional Class
Cortina Small Cap Growth Fund	1.10%
Cortina Small Cap Value Fund	1.10%

The Adviser shall be entitled to recoup such amounts from the Funds for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for the Funds, provided that the expense ratios in those future years are less than the limits specified herein and less than the limits in effect in those future years.

This Agreement shall continue in effect until October 31, 2014. Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

CORTINA ASSET MANAGEMENT, LLC

By:	/s/ Lori K. Hoch
Lori K. Hoch, Chief Operating Officer

CORTINA FUNDS, INC.

By:	/s/ Ryan T. Davies
Ryan T. Davies, President